# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION

### April 25, 2012

### ORDER GRANTING CONFIDENTIAL TREATMENT
### UNDER THE SECURITIES EXCHANGE ACT OF 1934

### Acorn Energy, Inc.

### File No. 001-33886 - CF#28114

_____

Acorn Energy, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 15, 2012.

Based on representations by Acorn Energy, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

| | |
|---|---|
| Exhibit 10.49 | through July 28, 2015 |
| Exhibit 10.50 | through July 28, 2015 |
| Exhibit 10.53 | through July 28, 2015 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Craig Slivka
Special Counsel